NORTHERN LIGHTS FUND TRUST I, II and III

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

July 2, 2020

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

(202) 551-6963

RE: Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720 (NLFT)

Toews Tactical Oceana Fund	4/30/2019
Toews Tactical Income Fund	4/30/2019
Toews Tactical Monument Fund	4/30/2019
Toews Tactical Opportunity Fund	4/30/2019
Toews Tactical Growth Allocation Fund	4/30/2019
Toews Tactical Defensive Alpha Fund	4/30/2019
Toews Unconstrained Income Fund	4/30/2019
Zeo Short Duration Income Fund	4/30/2019
Eagle MLP Strategy Fund	4/30/2019

File Nos. 333-174926; 811-22549 (NLFT II)

WOA All Asset I	2/28/2019

File Nos. 333-178833; 811-22655 (NLFT III)

Newfound Risk Managed Global Sectors Fund	3/31/2019
Newfound Multi-Asset Income Fund	3/31/2019
Newfound Risk Managed U.S. Sectors Fund	3/31/2019

Dear Christina:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response.

NLFT – Toews Funds, Eagle MLP Fund, Zeo Short Duration Income Fund; NLFT III - Newfound Risk Managed Global Sectors Fund, Newfound Multi-Asset Income Fund, Newfound Risk Managed U.S. Sectors Fund

Comment 1:	We note that the principal risks as disclosed in the prospectus appear in alphabetical order. In the future, please order the risks to prioritize them according to the ones that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.
Response:

The current order of the risks in each prospectus reflects the Registrant’s reasonable subjective determination of the importance of such risks. The Registrant notes that following from ADI 2019-08:

The staff recognizes that ordering risks based on importance requires subjective determinations. For example, funds may reasonably consider different factors in determining which risks are most important or weigh factors differently. The relative importance of a risk can change with market conditions or with changes to a fund’s investments. The staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.

The Registrant believes the risk disclosures are reasonably ordered and respectfully declines to make the requested change.

NLFT III - Newfound Multi-Asset Income Fund, Newfound Risk Managed U.S. Sectors Fund

Comment 2:	At 3/31/19, the Newfound Multi-Asset Income Fund and Newfound Risk Managed U.S. Sectors Fund had 21% and 14% of total assets, respectively, on loan. However, the most recent prospectus does not include a discussion of this asset class in the principal investment strategies or principal risk sections. Please explain why this specific asset class has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate given the significance of this specific asset class in the portfolio.
Response:	The Registrant does not believe securities lending is either an asset class or an investment of the Fund. As such, it would not be reflected in the Fund’s Principal Investment Strategies. The Registrant further notes that the Fund discloses in its Statement of Additional Information (“SAI”) that the Fund may engage in securities lending and the SAI further discloses the information required in response to Item 19(i) regarding its securities lending activities for the prior fiscal period.

NLFT III – Newfound Multi-Asset Income Fund

Comment 3:	Comparison of the Change in Value of a $10,000 Investment chart does not appear to reflect the sales load, as the plot point appears to begin at $10,000. Please explain.
Response:	Future reporting will include the effect of the sales load for Class A.

NLFT – The Toews Funds

Comment 4:	The MDFP discusses all 7 Toews Funds and is very general in nature. The MDFP should be enhanced to include a broader discussion of the factors that materially affected performance for each Fund during the most recent fiscal period, including the relevant market factors and the investment strategies and techniques used by the Funds’ investment adviser. For those funds with derivative exposure during the period, the MDFP should discuss their impact on performance, if material.
Response:	The Adviser will endeavor to include a more robust discussion in future reports to include all relevant factors that impacted performance during the reporting period including those with derivative exposure.

NLFT III – Newfound Risk Managed U.S. Sectors Fund

Comment 5:	There is a discrepancy in the total return of Class A shares of the Fund as disclosed in the MDFP (-0.11%) and the Average Annual Total Return Chart on page 16 (0.01%). Please explain.
Response:	This was a typo in the MDFP, the Average Annual Total Return Chart on page 16 (0.01%) is correct.

NLFT – Eagle MLP Fund

Comment 6:	Please confirm that the Fund’s investments in publicly-traded MLPs did not exceed 25% and provide in correspondence what percentage is invested in MLPs. In future filings, please consider specifically identifying and/or separately categorizing publicly-traded MLPs. The Schedule of Investments is currently categorized by MLP and MLP Related Securities.
Response:	The amount invested in publicly traded partnerships at April 30, 2019 was 24.46%. The Fund will separately categorize publicly-traded MLPs going forward.

NLFT III – Newfound Multi-Asset Income Fund

Comment 7:

Pursuant to an expense limitation agreement, the Adviser has agreed, at least until July 31, 2020, to limit annual fund operating expenses (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, or extraordinary expenses such as litigation or reorganization costs) to 1.60%, 2.35%, and 1.35% attributable to the Multi-Asset Income Fund Class A, Class C and Class I shares, respectively.

•         Please explain why the “Ratio of net expenses to average net assets” disclosed in the financial highlights table equals the expense limitation levels if interest expense is excluded from the expense limit?

•         Additionally, please review footnote (11) to the Financial Highlights table.  Why is the “Net investment income to average net assets” the same as the Financial Highlights table?

•         Also explain why the fee table discloses this expense as “Short Selling Dividend and Interest Expense” and the Statement of Operations discloses “Interest Expense”. What does the interest expense relate to?

•         Please verify the accuracy of the current fee table for this fund as it relates to the interest expense, which does not appear to be excluded from the expense limit.

Response:

•         There was a reduction in the investment advisory fee mid-way through the fiscal year resulting in the net expense ratio being below the expense limitation in existence at period end. There were still existing fee waivers from the first half of the fiscal year which resulted in a gross expense ratio higher than the net expense ratio at period end.

•         This was a typo and the Net investment Income to Average Net Assets in the financial highlights should have been reported at 3.42% instead of 3.40%.

•         This was interest expense charged by the custodian for a bank overdraft. Going forward the line description can be refined to be more specific.

•         The figures represented in the expense table of the prospectus reflect the actual gross and net expense ratios as disclosed in footnote 11 to the Financial Highlights of the March 31, 2019 annual report. The net ratio of 1.58%, which was 0.02% below the expense limitation of 1.60%, reflects expense recapture earned during a portion of the fiscal year. This 2 basis point differential happened to be the same as the interest expense ratio, thereby appearing as if it were subject to the expense limitation when it was not. The Registrant does not believe this anomalous situation will occur again, and although not a material amount in this instance, will consider adjusting the ratios and/or adding additional footnote language in the future.

NLFT III – Newfound Risk Managed Global Sectors Fund

Comment 8:	The staff noted disclosure of significant ownership in the Fund per review of the financial statements. Please explain how large shareholder/shareholder concentration risk is addressed in the summary and statutory prospectus.
Response:

The Trust responds by making the following revision in the Fund’s summary and statutory prospectus:

Large Shareholder Risk. As with any mutual fund, it is possible that a single shareholder may own or control a significant portion of the Fund’s assets. Redemption by a large shareholder of all or a portion of its Fund shares will adversely affect the Fund’s performance if it is forced to sell portfolio securities to fulfill redemption requests when the Adviser would not otherwise choose to do so and thus make it more difficult for the Fund to achieve its investment objectives. Redemptions of a large number of shares may affect the liquidity of the Fund’s portfolio, increase the Fund’s transaction costs, and accelerate the realization of taxable income and/or gains to shareholders.

NLFT – Toews Unconstrained Income Fund; NLFT III – Newfound Risk Managed Global Sectors Fund, Newfound Multi-Asset Income Fund, Newfound Risk Managed U.S. Sectors Fund

Comment 9:	We note tax return of capital distributions in the Notes to Financial Statements, however, the tax return of capital was not disclosed separately in the Statement of Changes in Net Assets or the Financial Highlights table. Please explain.
Response:	The auditors did not deem the tax return of capital material to the financial statements in these instances.

NLFT – Eagle MLP Strategy Fund

Comment 10:	The Notes to Financial Statements disclose that purchased options are exchange traded, but there is no indication that the written options are exchange traded. Disclose the counterparty for written options in the Eagle MLP Strategy Fund.
Response:	The Registrant confirms that both the purchased and written options were exchange traded.

NLFT III – Newfound Risk Managed Global Sectors Fund, Newfound Multi-Asset Income Fund, Newfound Risk Managed U.S. Sectors Fund

Comment 11:	The March 31, 2019 Form N-CSR filed for the Newfound funds does not include Items 4(e) through (h). Please explain and provide responses to these items below.

Response:

The responses to Items 4(e) through (h) were mistakenly omitted. The answers are as follows:

(e) (1) Audit Committee’s Pre-Approval Policies

The registrant’s Audit Committee is required to pre-approve all audit services and, when appropriate, any non-audit services (including audit-related, tax and all other services) to the registrant. The registrant’s Audit Committee also is required to pre-approve, when appropriate, any non-audit services (including audit-related, tax and all other services) to its adviser, or any entity controlling, controlled by or under common control with the adviser that provides ongoing services to the registrant, to the extent that the services may be determined to have an impact on the operations or financial reporting of the registrant. Services are reviewed on an engagement by engagement basis by the Audit Committee.

(2)        Percentages of Services Approved by the Audit Committee

2019 2018

Audit-Related Fees: 0.00% 0.00%

Tax Fees: 0.00% 0.00%

All Other Fees: 0.00% 0.00%

(f)        During the audit of registrant's financial statements for the most recent fiscal year, less than 50 percent of the hours expended on the principal accountant's engagement were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

(g)        The aggregate non-audit fees billed by the registrant's accountant for services rendered to the registrant, and rendered to the registrant's investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the registrant:

2019 - $ 9,900

2018 – $9,750

(h)        The registrant's audit committee has considered whether the provision of non-audit services to the registrant's investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the registrant, that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X, is compatible with maintaining the principal accountant's independence.

NLFT – Zeo Short Duration Income Fund

Comment 12:	The Fund had a change in their independent accountant and has not complied with all the necessary requirements. Please correct and refile any filings, including exhibits, to comply with these requirements and other requirements related to a change in accountant.
Response:	The board's decision to engage a new accountant for the Fund was not based on any issue with the Fund's previous account. There were no disagreements or related correspondence issued from the prior audit firm. Accordingly, the Registrant believed no disclosure was required. Going forward, if a change in accountant has occurred during the reporting period, the Registrant will respond accordingly to Item B.17(f) of Form N-CEN; include a narrative disclosure in the Notes to Financial Statements and; include an attachment to Form N-CSR with the information called for by Item 4 of Form 8-K under the Exchange Act. Additionally, we have contacted the previous audit firm and will refile with the exhibit if made available without undue hardship.

NLFT – Eagle MLP Strategy Fund

Comment 13:	The Eagle MLP Strategy Fund paid significant return of capital distributions. Please confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940. Also, we note that the tax basis components of dividends paid differs from the fiscal-year. Please explain. In addition, please explain why this fund did not select yes on the Form N-CEN for Item B.23.
Response:

The Fund has a tax year end of October 31 and a fiscal year end of April 30. In accordance with guidance provided by ASC 946-20-50-12, the tax-basis components of distributable earnings are disclosed as of the most recent tax year end.

The Registrant confirms that the Fund does comply with the requirements of Section 19(a) of the Investment Company Act of 1940 and issues a 19a-1 notice for all distributions made. “Yes” should have been selected on the Form N-CEN for Item B.23.